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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

LAUNCH MEDIA, INC.
(Name of Subject Company)

LAUNCH MEDIA, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

518567102
(CUSIP Number of Class of Securities)

David B. Goldberg
Chairman and Chief Executive Officer
2700 Pennsylvania Avenue
Santa Monica, California 90404
(310) 526-4300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Henry Lesser, Esq.
Jon C. Perry, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/  Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on July 12, 2001 by Launch Media, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by Jewel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to purchase all of the issued and outstanding shares of the Company common stock, par value $.001 per share (the "Shares"), at a purchase price of $0.92 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2001 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    The information set forth in the sixth paragraph on page 14 of the Schedule 14D-9 under the caption "Background of the Recommendation" is amended and supplemented as follows:

      The basis for the Board's substantial uncertainty as to whether the other company would make a higher offer was based on (i) the fact that Yahoo! had completed substantial due diligence while the other company had not yet completed its due diligence review; (ii) the fact that the other company had demonstrated an unwillingness to complete its due diligence review on an accelerated timetable to allow for the other company to determine its level of interest in pursuing negotiations with the Company; and (iii) the other company's lack of responsiveness to the repeated notifications that Yahoo! was willing to proceed toward a transaction with the Company quickly and at a per share price which was higher than that expressed by the other company.

    The information set forth on page 19 of the Schedule 14D-9 under the caption "Intent to Tender" is amended and supplemented as follows:

      The Officers, directors and affiliates which intend to tender in the Offer all Shares held of record or beneficially owned by them as of July 12, 2001 hold an aggregate of approximately 27% of the outstanding Shares.

ITEM 8. ADDITIONAL INFORMATION

    The information set forth on page 21 of the Schedule 14D-9 under the caption "Amendment to Secured Loan from Yahoo!" is amended and supplemented as follows:

      On July 31, 2001, the Company borrowed an additional $550,000 from Yahoo! under the Amended Loan Agreement pursuant to a Secured Promissory Note dated July 31, 2001, which is attached as Exhibit (e)(19) to this Schedule.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    The information set forth under "Item 9. Material to be Filed as Exhibits" of the Schedule 14D-9 is amended and supplemented by the addition of the following exhibit:

Exhibit No.	Description
(e)(19)	Secured Promissory Note dated July 31, 2001 payable by the Company to Yahoo! Inc.

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAUNCH MEDIA, INC.
By:	/s/ David B. Goldberg David B. Goldberg Chairman and Chief Executive Officer

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  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE